

July 27, 2017

Mail Stop 4720

<u>Via E-mail</u>
Mr. Leon Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re:** **Apollo Global Management, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **File No. 001-35107**

Dear Mr. Black:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services